
 


Gret Glyer • 3rd

Founder and CEO at DonorSee

Malawi

✓ **Pending** | ••• |

DonorSee

 Grove City College

 See contact info

 500+ connections

---

Experience

Founder and CEO
DonorSee
Sep 2016 – Present • 1 yr 8 mos

Give directly. See impact.

Founder
HOWMs
Nov 2013 – Present • 4 yrs 6 mos

Math Teacher
African Bible Colleges
Aug 2013 – Sep 2015 • 2 yrs 2 mos
Malawi

http://mathinmalawi.com



Assistant Manager
Enterprise Rent-A-Car
Mar 2013 – Aug 2013 • 6 mos
Gainesville, VA

Run operations for the most profitable branch in the DC Metropolitan area. Manage a fleet of 160+ cars, 7 employees, and dozens of corporate accounts. Increased branch sales 300%+ year over year.



Management Trainee
Enterprise Rent-A-Car
Aug 2012 – Mar 2013 • 8 mos
Chantilly, VA

Beat out 89 other Management Trainees the month of February on the Sales Comparison Report. Invited to Top Performer events 4 out of the first 6 months as a Management Trainee.

Education


Grove City College

Bachelor's, Entrepreneurship

2008 – 2012

Activities and Societies: Residence Life; Alpha Epsilon Chi; NewLife; Student Government

Skills & Endorsements

Public Speaking · 41

Endorsed by **Scott Smith and 1 other who is highly skilled at this**

Endorsed by **2 of Gret's colleagues at African Bible Colleges Inc**

Entrepreneurship · 40

Endorsed by **Yvonne English and 1 other who is highly skilled at this**

Endorsed by **9 of Gret's colleagues at Grove City College**

Leadership · 28

Endorsed by **2 of Gret's colleagues at African Bible Colleges Inc**

Show more ⌄